SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Issuance of Overseas Convertible Bonds

1.	Class of bonds:	Zero coupon convertible bonds due 2010 (direct, unconditional, unsubordinated in right of payment, and subject to a negative pledge covenant, unsecured)

2.	Aggregate face value

A. Foreign currency: up to USD 575 million

B. Korean Won: up to KRW 583,222.5 million

C. Exchange rate: KRW 1,014.30 / USD

3.	Market for the bonds:	Outside of the United States to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933.

4.	Use of proceeds:	Capital expenditures in Korea

5.	Interest rate

A. Coupon rate: 0.00%

B. Yield to maturity: To be decided after discussions with the bookrunners

6.	Maturity date: About April 19, 2010

7.	Interest payment method: -

8.	Method of principal payment

A. Payment on maturity date. Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed at the amount determined after discussions with the bookrunners.

B. Put option:	Unless previously redeemed, repurchased and cancelled, or converted, a holder of convertible bonds is entitled to exercise a put option after 2.5 ~ 3 years from the issuance date at the amount determined after discussions with the bookrunners.

C. Call option:	In certain instances, the company is entitled to exercise a call option 3 years after the issuance date subject to certain conditions. The amount of principal payment will be decided after discussions with the bookrunners.

9.	Issue method:	Outside of the United States to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933.

10.	Terms of conversion

	A.	Conversion price (KRW/share):	The conversion price is the closing price of the Company’s Common Stocks on April 12, 2005 plus the conversion premium determined after discussions with the bookrunners.

	B.	Class of shares to be issued:	Registered common shares

	C.	The number of shares to be issued:	To be decided according to the settled conversion price.

D.	Payment methods for initial dividends and interest of shares to be issued by conversion:	Bondholders who convert their bonds into shares of our common stock will not be entitled to receive any dividends, rights, allotments or other distributions payable to the shareholders of the company as of a record date that falls prior to the relevant conversion date but will receive the same dividends, rights, allotments or other distributions as the shareholders of the company as of any record date with respect to such dividends, rights, allotments or other distributions that falls on or after the relevant conversion date.

E.	Application period for conversion:	To be determined after discussion with the bookrunners

11.	Adjustment for the conversion price

	A.	Reasons for adjustment:	In the event of dilutive events such as free distribution or subdivision, consolidation or reclassification of common shares, options, rights or warrants to purchase common shares, distribution of cash, assets, evidences of indebtedness, shares of capital stock and stock dividends, and other similar dilutive events.
	B.	Adjustment time:	In the event of adjustment

12.	Subscription date:	About April 12, 2005

13.	Payment date:	About April 19, 2005

14.	Representative bookrunners:	Citigroup Global Markets Limited, Morgan Stanley & Co. International Limited, and UBS AG

15.	Name of overseas listing exchange: Singapore Stock Exchange

16.	Resolution of Board of Directors

A. Date: April 12, 2005

B. Attendance of outside directors: 4 outside directors attended

17.	Others

	A.	The above aggregate face value of the convertible bonds is the maximum amount, including USD 75 million of the bookrunners’ greenshoe option, and the actual face value of the convertible bonds can be adjusted.

	B.	The above aggregate face value of the convertible bonds is calculated at the exchange rate in effect on April 12, 2005 as announced by Seoul Money Brokerage Services, Ltd.

	C.	In addition to the above items, the detailed conditions and methods required to enter into the purchase agreement for issuance of the convertible bonds are delegated to the joint representative directors.

	D.	Related disclosure act: Securities and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 12, 2005	By: /s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer